K&L Gates llp State Street Financial Center One Lincoln Street Boston, MA 02111-2950 T 617.261.3100 F 617.261.3175

August 3, 2020

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:   Sonny Oh

Christina DiAngelo Fettig

Re:	John Hancock Investment Trust (the “Trust”) — File No. 333-239602 Registration Statement on Form N-14

Dear Mr. Oh and Ms. Fettig:

On behalf of the Trust, we submit this letter in response to comments received by telephone on July 24, 2020 from Christina DiAngelo Fettig of the accounting staff of the Securities and Exchange Commission (the “SEC”), and on July 27, 2020, from Sonny Oh of the SEC disclosure review staff, each with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of John Hancock Disciplined Value International Fund, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of John Hancock International Value Fund (the “Acquired Fund” and, together with the Acquiring Fund, the “Funds”), a series of John Hancock Funds II, with and into the Acquiring Fund (the “Reorganization”). The Registration Statement was filed with the SEC on July 1, 2020, accession no. 0001133228-20-004250.

For convenience, we have set forth each comment below, followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as given in the Registration Statement.

In response to the comments received from Mr. Oh on July 27, the Trust responds as follows:

Shareholder Letter

Comment 1 — Under the heading “How to vote,” please provide applicable disclosure regarding the voting process.

Response to Comment 1 — Additional information regarding voting options has been omitted from this section because the Acquired Fund does not have retail shareholders

Securities and Exchange Commission
August 3, 2020

and the disclosures are therefore not applicable. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Combined Proxy Statement and Prospectus (“Proxy/Prospectus”)

Comment 2 — Please consider including risk disclosure regarding COVID-19 in the Proxy/Prospectus.

Response to Comment 2 — The Trust notes that the disclosure in the Proxy/Prospectus is consistent with the disclosure in the currently effective registration statements for the Funds. Therefore, the Trust respectfully declines to make any changes in response to this comment.

Comment 3 — Please provide the telephone number of the principal executive offices on the first page of the Proxy/Prospectus pursuant to Item 1(b)(1) of Form N-14.

Response to Comment 3 — The Trust has made the requested change.

Comment 4 — On page 1, under the heading “How the Reorganization will Work,” it is stated that the Acquiring Fund will assume “substantially all” of the Acquired Fund’s liabilities in the Reorganization. Please explain why the Acquiring Fund would not assume all of the Acquired Fund’s liabilities

Response to Comment 4 — The Trust respectfully notes that if there are any liabilities of the Acquired Fund that are not assumed by the Acquiring Fund, the Acquired Fund expects to dispose of any such liabilities prior to the Reorganization. The Trust further notes that the disclosure in the “Notice of Special Meeting of Shareholders” reflects the terms contained in Section 3(a) of the Agreement and Plan of Reorganization. Further, Section 4(f) of the Agreement and Plan of Reorganization provides the following explanation:

“The Acquiring Fund shall assume substantially all of the liabilities of the Acquired Fund, whether accrued or contingent, in connection with the acquisition of assets and subsequent liquidation and dissolution of the Acquired Fund or otherwise, except for the Acquired Fund’s liabilities, if any, arising pursuant to this Agreement.”

Based on this provision, the Acquiring Fund will be assuming all of the Acquired Fund’s liabilities except for the Acquired Fund’s expenses incurred in connection with the Reorganization (which would be paid out of the Acquired Fund’s assets, and therefore reduce the assets being acquired), and any liabilities incurred by the Acquired Fund arising from or related to a breach by the Acquired Fund of a representation or covenant under the Agreement and Plan of Reorganization. Therefore, the Trust respectfully declines to make any changes in response to this comment.

Securities and Exchange Commission
August 3, 2020

Comment 5 — On page 1, under the heading “Rationale for the Reorganization,” please clarify the disclosure in the following sentence: “The Reorganization is expected to allow your Fund’s shareholders to pursue a similar investment objective in a larger combined fund that focuses on equity investments.”

Response to Comment 5 — The Trust has made the requested change.

Comment 6 — Please reconcile the statement on page 1 that the combined fund will pursue a “similar investment objective” to the Acquired Fund with the statement under the heading “Summary Comparisons of Funds’ Investment Objectives, Strategies, and Policies” that the Funds have “substantially identical investment objectives” and the statement under the heading “Proposal to Approve an Agreement and Plan of Reorganization – Reasons for the Reorganization” that the Funds have “identical investment objectives.”

Response to Comment 6 — The Trust has made the requested change.

Comment 7 — Please reconcile the statement on page 1 that the combined fund will focus on “equity investments” with other statements in the Proxy/Prospectus that the Funds invest primarily in “equity securities issued by non-U.S. companies.”

Response to Comment 7 — The Trust has made the requested change.

Comment 8 — On page 1, in the second paragraph under “Rationale for the Reorganization,” please explain that the pro forma management fee schedule for the Acquiring Fund was higher than that of the Acquired Fund for the periods ended April 30, 2020 and February 29, 2020 due to the change in management fee structure effective February 12, 2020.

Response to Comment 8 — The Trust has made the requested change.

Comment 9 — On page 1, in the second paragraph under “Rationale for the Reorganization,” please clarify that the subadviser reassignment resulted in higher management fees for the Acquired Fund.

Response to Comment 9 — The Trust respectfully notes that the management fee change effective February 12, 2020 in connection with the subadviser reassignment resulted in a reduction to the Acquired Fund’s advisory fees at every level. The Acquired Fund’s prior fee schedule was 0.950% on the first $150 million, 0.850% on the next $150 million, and 0.800% on the excess over $300 million. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 10 — On page 1, under the heading “Rationale for the Reorganization,” please consider clarifying or defining the term “reassignment” in the following sentence: “In addition, as of February 12, 2020, following the reassignment of the Acquired Fund to Boston Partners, the Acquired Fund’s advisory fee rate is the same as that of the Acquiring Fund.”

Securities and Exchange Commission
August 3, 2020

Response to Comment 10 — The Trust has made the requested change.

Comment 11 — Please hyperlink to information or documents on EDGAR that have been incorporated by reference.

Response to Comment 11 — The Trust has made the requested changes.

Comment 12 — On page 5, under the heading “Summary Comparisons of Acquired Fund to Acquiring Fund,” please highlight any differences between the distribution and purchase procedures, exchange rights, and redemption procedures of the Funds in accordance with Items 3(b)(2) and (3) of Form N-14.

Response to Comment 12 — The Trust confirms supplementally that the distribution and purchase procedures, exchange rights, and redemption procedures of the Funds are the same. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 13 — On page 5, under the heading “Summary Comparisons of Acquired Fund to Acquiring Fund – Portfolio Managers,” the disclosure states that the portfolio managers have managed the Funds “since 2020.” Please revise this disclosure to indicate the month and year in which each portfolio managers commenced management of the Fund.

Response to Comment 13 — The Trust notes that the disclosure in the Proxy/Prospectus is consistent with the disclosure in the currently effective registration statements for the Funds. Therefore, the Trust respectfully declines to make any changes in response to this comment.

Comment 14 — On page 7, in the first paragraph under the heading “Summary Comparisons of Acquired Fund to Acquiring Fund – Investment Objectives and Principal Investment Strategies,” please describe the differences between the Funds’ investment philosophies.

Response to Comment 14 — The Trust has reviewed the disclosure and believes that the differences between the Funds’ investment philosophies are sufficiently described. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 15 — On page 8, in the first paragraph under the heading “Summary Comparisons of Acquired Fund to Acquiring Fund – Investment Objectives and Principal Investment Strategies,” please provide supplemental disclosure further explaining each of the five differences identified, including the impact on investors.

Response to Comment 15 — The Trust has reviewed the disclosure and believes each of the five differences identified are sufficiently described. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Securities and Exchange Commission
August 3, 2020

Comment 16 — On page 8, in the first paragraph under the heading “Summary Comparisons of Acquired Fund to Acquiring Fund – Comparison of Investment Restrictions,” please disclose whether the Acquired Fund operates differently from the Acquiring Fund as a result of its fundamental investment restriction regarding diversification.

Response to Comment 16 — The Trust has made the requested change.

Comment 17 — In the first paragraph under the heading “Comparison of Fund Classes,” please confirm and disclose, as applicable, that the Acquiring Fund has Class I and Class R5 shares outstanding.

Response to Comment 17 — The Trust has made the requested change.

Comment 18 — Under the heading “Comparison of Investment Risks,” the staff notes that Credit and counterparty risk is included under “Principal Risks Applicable to Both Funds,” “Principal Risks Specific to International Value Fund,” and “Principal Risks Specific to Disciplined Value Fund.” Please clarify why this risk factor appears in all three sections.

Response to Comment 18 — The Trust notes that the components of this risk factor that are included in each Fund’s currently effective registration statement differ based on the applicable Fund’s investments. For example, the Acquired Fund risk factor includes additional disclosure regarding U.S. government securities. The Trust has included the shared portion of the risk disclosure under “Principal Risks Applicable to Both Funds” and the disclosures applicable to only one Fund in the risks applicable to that Fund. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 19 — Under the heading “Comparison of Investment Risks,” the staff notes that Hedging, derivatives, and other strategic transactions risk is included under “Principal Risks Applicable to Both Funds,” “Principal Risks Specific to International Value Fund,” and “Principal Risks Specific to Disciplined Value Fund.” Please clarify why this risk factor appears in all three sections.

Response to Comment 19 — The Trust notes that the components of this risk factor that are included in each Fund’s currently effective registration statement differ based on the applicable Fund’s investments. For example, the Acquired Fund risk factor discloses that the Acquired Fund intends to use equity-linked notes, while the Acquiring Fund risk factor discloses that the Acquiring Fund intends to use foreign currency forward contracts, futures contracts, options, and swaps. The Trust has included the shared portion of the risk disclosure under “Principal Risks Applicable to Both Funds” and the disclosures applicable to only one Fund in the risks applicable to that Fund. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Securities and Exchange Commission
August 3, 2020

Comment 20 — Under the heading “Comparison of Investment Risks,” the staff notes that Liquidity risk is included under “Principal Risks Applicable to Both Funds” and “Principal Risks Specific to International Value Fund.” Please clarify why this risk factor appears in both sections.

Response to Comment 20 — The Trust notes that the components of this risk factor that are included in each Fund’s currently effective registration statement differ based on the applicable Fund’s investments. For example, the Acquired Fund includes additional risk disclosure regarding fixed income securities. The Trust has included the shared portion of the risk disclosure under “Principal Risks Applicable to Both Funds” and the disclosures applicable to only one Fund in the risks applicable to that Fund. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 21 — Under the heading “Comparison of Investment Risks,” the staff notes that Value investing style risk appears under “Principal Risks Specific to International Value Fund” while Value investment risk appears under “Principal Risks Specific to Disciplined Value Fund.” Please clarify why this risk factor is not listed under “Principal Risks Applicable to Both Funds.”

Response to Comment 21 — The Trust notes that, while the substance of these risk factors is substantially similar, the actual disclosure in the currently effective registration statements for the Funds is different. Therefore, to maintain consistency with the respective prospectus disclosures, these risk factors have been included under each Fund separately, as applicable.

Comment 22 — On page 13, under the heading “Comparison of Expenses,” please disclose that the applicable classes of the Funds have no shareholder fees.

Response to Comment 22 — The Trust has made the requested change.

Comment 23 — On page 15, under the heading “Proposal to Approve an Agreement and Plan of Reorganization,” it is stated that the Acquiring Fund will assume “substantially all” of the Acquired Fund’s liabilities in the Reorganization. Please explain why the Acquiring Fund would not assume all of the Acquired Fund’s liabilities

Response to Comment 23 — Please refer to the Trust’s response to Comment 4 above.

Comment 24 — On page 16, under the heading “Board Consideration of the Reorganization,” if applicable, please disclose any adverse considerations by the Board.

Response to Comment 24 — The Trust respectfully notes that, based upon a review of a number of factors, including all of the eleven factors specifically described under the heading “Board Consideration of the Reorganization,” the Board concluded that the Reorganization was in the best interests of the Acquired Fund and Acquiring Fund. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Securities and Exchange Commission
August 3, 2020

Comment 25 — On page 18, under the heading “Funds’ Past Performance,” please disclose that the returns of Class NAV would have been substantially similar to returns of the other share classes because each share class is invested in the same portfolio of securities and returns would differ only to the extent that expenses of the classes are different.

Response to Comment 25 — The Trust has made the requested change.

Comment 26 — On page 20, in the “Average annual total returns” table for the Acquired Fund, the staff notes that the one year returns disclosed match the returns shown in the “Calendar year total returns” bar chart for the calendar year ended 2018 for the Acquired Fund. Please update the “Average annual total returns” table to reflect performance for the Acquired Fund as of December 31, 2019.

Response to Comment 26 — The Trust has made the requested change.

Comment 27 — On page 23, under the heading “Further Information on the Reorganization – Expenses of the Reorganization,” please highlight the discussion with respect to the amount of the estimated Reorganization costs to be borne by each Fund. Please also provide dollar amounts and breakdowns for additional brokerage commissions, dealer mark-ups, and other expenses that may be incurred by the sale of securities in connection with the Reorganization.

Response to Comment 27 — The Trust has highlighted the requested disclosure. With respect to the dollar amounts and breakdowns for additional brokerage commissions, dealer mark-ups, and other expenses, the Trust notes that it does not anticipate any repositioning to occur in connection with the Reorganization. Accordingly, the Trust respectfully declines to make any changes with respect to the latter portion of the comment.

Comment 28 — On page 22, under the heading “Conflicts of Interest,” please disclose any expected benefit to the parent and/or ultimate parent company.

Response to Comment 28 — The Trust notes that the Acquiring Fund is managed by an unaffiliated subadvisor and, prior to the Reorganization, the Acquired Fund was reassigned from one unaffiliated subadviser to another unaffiliated subadviser. The Trust therefore does not anticipate there will be any benefit to the ultimate parent company, Manulife Financial Corporation, as a result of the Reorganization. Accordingly, the Trust respectfully declines to many any changes in response to this comment.

Comment 29 — Under “Telephone Voting” on page 27, please describe the material terms of any third-party solicitation agreement and the estimated costs.

Response to Comment 29 — The Trust notes that it will not retain a third-party proxy solicitation firm in connection with the Reorganization. Therefore, the Trust respectfully declines to make any changes in response to this comment.

Securities and Exchange Commission
August 3, 2020

Statement of Additional Information (“SAI”)

Comment 30 — Please hyperlink to information or documents on EDGAR that have been incorporated by reference.

Response to Comment 30 — The Trust has made the requested changes.

Part C

Comment 31 — Please confirm all applicable subadvisory agreements have been included in response to Item 6.

Response to Comment 31 — The Trust so confirms.

Comment 32 — Please represent that the Trust will file a post-effective amendment to the Registration Statement after the Reorganization closes to include as an exhibit executed copies of the tax opinions.

Response to Comment 32 — The Trust represents that it will file a post-effective amendment to the Registration Statement after the Reorganization closes to include as exhibits executed copies of the tax opinions.

Proxy Card

Comment 33 — Please highlight the following sentence: AS TO ANY OTHER MATTER, THE PROXY OR PROXIES WILL VOTE IN ACCORDANCE WITH THEIR BEST JUDGMENT.

Response to Comment 33 — The Trust has made the requested change.

In response to the comments received from Ms. Fettig on July 23, the Trust responds as follows:

Proxy/Prospectus

Comment 1 — On the first page of the introductory letter, under the heading “Advantages of the proposed merger,” please disclose in the first bullet that expenses are expected to be lower after the payment of any Reorganization costs allocated to the Acquired Fund.

Response to Comment 1 — In response to the staff’s comment, the Trust has revised the disclosure as follows:

Following the reorganization, the expense ratios of each class of shares of the acquiring fund are estimated to be lower than the corresponding current expense ratios of your fund, both before and after current fee waivers, and after allocation of any reorganization costs.

Securities and Exchange Commission
August 3, 2020

Comment 2 — On page 1, with respect to the disclosure under the heading “How the Reorganization will Work,” please explain why it is proposed that holders of Class 1 shares of the Acquired Fund will receive Class R6 shares of the Acquiring Fund.

Response to Comment 2 — The Trust has made the requested change.

Comment 3 — Please hyperlink to information or documents on EDGAR that have been incorporated by reference.

Response to Comment 3 — The Trust has made the requested changes.

Comment 4 — On page 8, under the heading “Comparison of Fund Classes,” please disclose that the Acquiring Fund has Class I shares outstanding.

Response to Comment 4 — The Trust has made the requested change.

Comment 5 — On page 12, please confirm supplementally that the fee table information represents the current investment management fees of the Funds in accordance with Item 3 of Form N-14.

Response to Comment 5 — The Trust so confirms.

Comment 6 — On page 12, in the first paragraph under the heading “Comparison of Expenses,” the staff notes that only the Class NAV expense ratios are currently compared. Please confirm whether the Class 1 and Class R6 expense ratios should also be compared and clarify that the ratios disclosed and compared are net of waivers.

Response to Comment 6 — The Trust has made the requested change.

Comment 7 — On page 14, please consider disclosing that the hypothetical expense example reflects the effect of contractual fee waivers for the period described in the fee table.

Response to Comment 7 — The Trust has made the requested change.

Comment 8 — On page 15, under the heading “Comparison of Advisory Arrangements,” the staff notes that the first starred footnote appears duplicative of the information presented in the management fee table. Please clarify the purpose of the footnote and whether “aggregate net assets” includes assets invested in other funds within the Trust.

Response to Comment 8 — The Trust notes that the footnote indicates that the 0.775% management fee rate applies retroactively to all asset levels when aggregate net assets of each Fund equal or exceed $300 million. The Trust will clarify in the disclosure that the term “aggregate net assets” refers to the assets of the Fund together with the assets of any other applicable fund identified in the advisory agreement.

Securities and Exchange Commission
August 3, 2020

Comment 9 — On page 18, in the paragraph beginning “Fourth,” please revise the last sentence to read: “As such, the Acquired Fund will continue to have the same performance history following the Reorganization as it had prior to the Reorganization.”

Response to Comment 9 — The Trust has made the requested change.

Comment 10 — On page 20, in the “Average annual total returns” table for the Acquired Fund, the staff notes that the one year returns disclosed match the returns shown in the “Calendar year total returns” bar chart for the calendar year ended 2018 for the Acquired Fund. Please update the “Average annual total returns” table to reflect performance for the Acquired Fund as of December 31, 2019.

Response to Comment 10 — The Trust has made the requested change.

Comment 11 — On page 23, under the heading “Additional Terms of the Agreement and Plan of Reorganization – Expenses of the Reorganization,” please disclose the rationale for the methodology used to allocate the costs of the Reorganization.

Response to Comment 11 — The Trust has made the requested change.

Comment 12 — On page 23, under the heading “Additional Terms of the Agreement and Plan of Reorganization – Expenses of the Reorganization,” the disclosure states that the Reorganization costs amount to $0.01 per share, whereas such costs are disclosed in “Comparison of Expenses” as less than $0.01 per share. Please explain the discrepancy between these two amounts.

Response to Comment 12 — The Trust has revised the disclosure throughout the Proxy/Prospectus to reflect that Reorganization costs are expected to reduce the net assets of the Acquired Fund by less than $0.01 per share.

Comment 13 — On page 23, in the last paragraph under the heading “Additional Terms of the Agreement and Plan of Reorganization – Expenses of the Reorganization,” please disclose that there is no repositioning anticipated in connection with the Reorganization.

Response to Comment 13 — The Trust has made the requested change.

Comment 14 — Please update the date for all information in the Capitalization Table to be as of April 30, 2020.

Response to Comment 14 — The Trust notes that the information in the Capitalization Table is based upon each Fund’s most recently completed fiscal semi-annual period. This is the most recent practicable date for which the capitalization table information is available for each Fund. The Trust further notes that the Comparison of Expenses tables and other information contained in the Proxy/Prospectus is based upon the same dates.

Securities and Exchange Commission
August 3, 2020

Comment 15 — Please update the Capitalization Table to include a comparison of the total net assets of the Acquired Fund and the Acquiring Fund (including the Acquiring Fund share classes not involved in the Reorganization).

Response to Comment 15 — The Trust has made the requested change.

Comment 16 — On page A-7 of the Form of Agreement and Plan of Reorganization, please revise Section 5.(a) to match the disclosure in the Proxy/Prospectus regarding the allocation of the costs associated with the Reorganization.

Response to Comment 16 — The Trust has made the requested change.

SAI

Comment 17 — In the table of contents, please update Item 6 to reference the Semiannual Report of the Acquiring Fund Trust for the six months ended April 30, 2020 rather than April 30, 2019.

Response to Comment 17 — The Trust has made the requested change.

Comment 18 — In the fifth paragraph under the heading “Pro Forma Financial Information,” please disclose that the Acquiring Fund has Class I shares outstanding.

Response to Comment 18 — The Trust has made the requested change.

Comment 19 — Under the heading “Pro Forma Financial Information,” please clarify the purpose of the first starred footnote to the management fee tables consistent with Comment 8 above.

Response to Comment 19 — Please refer to the Trust’s response to Comment 8 above.

Comment 20 — On the third page under the heading “Pro Forma Financial Information,” include a narrative description of the change to investment management fees resulting from this Reorganization.

Response to Comment 20 — The Trust has made the requested change.

Comment 21 — Under the heading “Pro Forma Financial Information,” please disclose that the Reorganization is tax free and that actual results may differ from the pro forma information presented, which is estimated.

Response to Comment 21 — The Trust has made the requested changes.

_____________________________________________________

Securities and Exchange Commission
August 3, 2020

The Trust, on behalf of the Acquiring Fund, intends to file a definitive Registration Statement that will reflect the above responses to the staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 951-9053.

Sincerely,

/s/ Abigail P. Hemnes
Abigail P. Hemnes

cc:	Thomas Dee, Assistant Secretary of the Trust